SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

   For the calendar year ended December 31, 2020

OR

[ ]   Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

   For the transition period from _____ to _____

Commission file number _____

A.   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DIAGEO PLC
Lakeside Drive
Park Royal
London NW10 7HQ
England

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

**DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES**

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.



Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees (the "Plan") as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Melville, NY
June 25, 2021

We have served as the Plan's auditor since 2016.

PricewaterhouseCoopers LLP, 401 Broad Hollow Road, Melville, NY 11747
T: (631) 753 2700, www.pwc.com/us

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

		2020		2019
Assets:				
Plan's interest in the Diageo North America, Inc. Master Trust, at fair value	$	12,573,678	$	11,724,210
Notes receivable from participants		612,222		679,717
Net assets available for benefits	$	13,185,900	$	12,403,927

See accompanying notes to financial statements.

**DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES**

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions to net assets attributed to:

Interest on notes receivable from participants	$	32,047
Participant contributions		813,302
Rollover contributions		22,125
Plan's interest in the Diageo North America, Inc. Master Trust investment gain		1,322,546
Total additions		2,190,020

Deductions from net assets attributed to:

Benefits paid to participants		1,376,805
Administrative fees		31,242
Total deductions		1,408,047
Net Increase		781,973

Net assets available for benefits:

Beginning of year		12,403,927
End of year	$	13,185,900

See accompanying notes to financial statements.

(1)   Plan Description

The following description of the Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)   General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the "Company", "Diageo" or "Plan Sponsor"). It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(b)   Eligibility

Employees who are members of the International Guards Union Local #46, National Conference of Firemen & Oilers, Serviced Employees International Union S.C./6 Local #513, United Paperworkers Union Local #1737-2, Liquor and Wine Sales Representatives, Warehousemen, Clerical, Distillery, Rectifying, Tire Plastic and Allied Workers Union Local #3 and have attained age 21 are eligible to participate in the Plan. Participants are enrolled within the Plan the first day of any payroll period once an employee meets the eligibility requirements.

(c)   Contributions

Participants may contribute annually from 1% up to 50% of their salary either pre-tax, after-tax, or both, as defined in the Plan document. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 2 money market funds, 21 mutual funds, 1 commingled trust, and a company stock fund invested in American Depository Receipt ("ADR") shares of Diageo plc as investment options for participants.

All employees who are eligible to contribute under the Plan, and who have attained age 50 or older before the close of the Plan year, are eligible to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified retirement plans.

Effective January 1, 2003, the Plan terminated Company contributions.

(d)   Participant Accounts

Each participant's account is credited with the participant's contributions, an allocation of the Plan's investment earnings or losses, and charged with administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan document. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long-Term Disability Plan.

(e) *Vesting*

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

(f) *Notes Receivable from Participants*

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to $50,000 less the highest outstanding loan balance in the last 12 months or 50% of their account balance, whichever is less. Participants may only have three loans outstanding at any time. The loans are secured by the balance in the participant's account and bear interest at rates equal to the Prime Rate published in the Wall Street Journal at the time the loan is originated. Principal and interest are paid ratably through payroll deductions. The loans are payable over a period not to exceed 5 years, or 20 years for loans taken for a primary residence.

As a result of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which was signed into law on March 27, 2020, the participant loan limit was temporarily increased to the lesser of $100,000 or 100% of the participant's vested account balance. This increase was permitted for loans granted from March 27, 2020 through September 23, 2020. In addition, repayments of loans due between March 27, 2020 and December 31, 2020 were allowed to be deferred up to one year upon participant request.

(g) *Payment of Benefits*

Distributions from the Plan are eligible to be paid upon retirement, attainment of age 59½, hardship, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's account balance is greater than $5,000, the participant may leave the account in the Plan until age 70 ½ and may elect to receive a lump sum distribution, a rollover to another qualified plan (or Individual Retirement Account ("IRA")), or quarterly or annual installments over a period elected by the participant. Beginning in 2020, a participant may leave the account in the Plan until age 72.

If a terminated participant's account balance is greater than $1,000 but not more than $5,000, the amount will be distributed to the participant as soon as practicable. If the participant does not elect to receive the distribution as a lump sum or a direct rollover to an eligible retirement plan or IRA chosen by the participant, the Plan Sponsor will pay the distribution as a direct rollover to an IRA designated by the Plan Sponsor.

If the participant's account balance is $1,000 or less, the distribution is made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's account.

As a result of the CARES Act, qualified individuals were permitted through December 31, 2020 to take a distribution in an amount up to $100,000 without imposition of the 10% early distribution penalty, and this distribution is not subject to the 20% tax withholding rate. Additionally, individuals taking this distribution have the option to have the distribution taxed over three years with the ability to recontribute up to the full amount of the distribution within three years and not be subject to tax as a result. In addition, required minimum distributions for the 2020 plan year were waived for participants and beneficiaries.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared in compliance with the Department of Labor's ("DOL") Rules and Regulations for Reporting and Disclosure under ERISA and under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan document.

(d) Administrative Expenses

Expenses reasonably incurred in the administration of the Plan are paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Plan Sponsor and, accordingly, are not included as administrative expenses of the Plan.

(e) Benefit Payments

Benefit payments to participants are recorded when paid.

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Notes to Financial Statements

December 31, 2020 and 2019

(3) Investment in Master Trust

The Plan's investments are held in the Diageo North America, Inc. Master Trust ("Master Trust"), which was established for the Plan and another Company sponsored defined contribution plan. Each defined contribution plan has a divided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company, (the "Trustee"). Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual defined contribution plans based upon balances invested by each plan.

(4) Master Trust Financial Information

The Plan's specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Net appreciation (depreciation) in fair value of investments and income from investments are allocated to the Plan based on the Plan's specific interest in the net assets of the Master Trust.

The following table presents the fair values of investments and other assets and liabilities of the Master Trust, and the Plan's interest in the Master Trust, as of December 31, 2020 and 2019:

| | December 31, 2020 | | December 31, 2019 | |
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments at fair value:				
Mutual funds	$ 312,954,674	$ 11,622,029	$ 286,414,223	$ 10,788,094
Commingled trust	15,111,027	579,321	14,638,598	537,696
Diageo common stock fund	15,223,947	202,355	17,164,698	231,940
Money market funds	8,746,707	169,973	6,375,384	166,480
Master Trust Net Assets, at fair value	$ 352,036,355	$ 12,573,678	$ 324,592,903	$ 11,724,210

Investment income of the Master Trust for the year ended December 31, 2020 is as follows:

Net Appreciation in fair value of investments	$	25,218,072
Interest and dividends		9,605,218
Total investment income	$	34,823,290

(5)   Master Trust Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Master Trust follows the fair value measurement guidance presented by GAAP for financial and nonfinancial assets and liabilities. This guidance defines fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual funds: These investments are public investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Commingled trust: Valued at fair value as reported by the Trustee based on the NAV of the fund as a practical expedient.

Money market funds: Valued at the NAV of shares held by the Master Trust at year end.

Diageo common stock fund: Represents a unitized employer stock fund and it is comprised of the Company's ADRs and a short-term cash component valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of:

	Master Trust assets at fair value as of December 31, 2020	
	Level 1	**Total**
Mutual funds	$ 312,954,674	$ 312,954,674
Money market funds	8,746,707	8,746,707
Diageo common stock fund	15,223,947	15,223,947
Commingled trust (a)	-	15,111,027
	$ 336,925,328	$ 352,036,355

	Master Trust assets at fair value as of December 31, 2019	
	Level 1	**Total**
Mutual funds	$ 286,414,223	$ 286,414,223
Money market funds	6,375,384	6,375,384
Diageo common stock fund	17,164,698	17,164,698
Commingled trust (a)	-	14,638,598
	$ 309,954,305	$ 324,592,903

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts included in the Master Trust Fund (Note 4).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

The Plan evaluated the significance of transfers between levels based on the nature of the financial instruments and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2020 and 2019, there were no transfers in or out of Level 3.

(6) Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants' accounts balances and the amounts reported in the statements of net assets available for benefits.

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic. As a result, global financial markets have experienced, and may continue to experience, significant volatility resulting from the spread of COVID-19. The values of the Plan's individual investments have and will fluctuate in response to changing market conditions and therefore, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The extent of the impact of COVID-19 on the Plan's net assets available for benefits and contributions will depend on future developments, including the duration and continued spread of the outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

(7) Related-Party Transactions

Certain Plan investments that include mutual funds, money market funds, and commingled trusts are managed by Fidelity Management & Research through the Master Trust. Fidelity Management & Research is related to the Trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees incurred from related parties by the Plan amounted to $31,242 for the year ended December 31, 2020.

The Plan's investments include ADR shares of Diageo plc through the Master Trust. Diageo plc is the parent company of the Plan Sponsor and, therefore, transactions involving these investments qualify as party-in-interest transactions. During 2020, these investments earned dividends of $345,800, realized gains of $978,500 and unrealized losses of $1,936,000. During 2020, purchases and sales of the ADR shares of Diageo plc were approximately $3,448,000 and $4,778,000, respectively.

Notes receivable from participants also qualify as party-in-interest transactions.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

(9) Tax Status

The Plan is based on a prototype plan. The Internal Revenue Service ("IRS") informed the prototype plan sponsor, in an opinion letter dated March 31, 2014, that the form of the Plan is acceptable under the requirements of the Code. An employer may rely on a favorable opinion letter issued to a prototype sponsor as evidence that the plan is qualified under Code Section 401(a) as provided in Revenue Procedure 2011-49. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code so that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

**DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES**

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of issue	Description of investment including maturity date and rate of interest	Cost	Current value
Plan's interest in the Master Trust	Plan's interest in the Diageo North America, Inc. Master Trust	**	$ 12,573,678
* Participant Loans	Loans to participants with interest rates ranging from 3.25% to 9.25% and maturity dates ranging from 2021 to 2039	**	$ 612,222

* Represents a party-in-interest

** Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of Diageo North America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees

Date: June 25, 2021

By: _____

Name: William Lockhart

Title: Rewards Director

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit

<u>Number</u>   <u>Exhibit</u>

23   Consent of Independent Registered Public Accounting Firm

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-182315) of Diageo Plc of our report dated June 25, 2021 relating to the financial statements and supplemental schedule of Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Melville, NY
June 25, 2021